UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

     This Report on Form 6-K contains a press release of Deutsche Bank AG of March 13, 2008. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
New member of Deutsche Bank’s Management Board
     FRANKFURT AM MAIN, 13 March 2008 — Stefan Krause (45) is to be appointed member of the Management Board of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB), effective from 1 April 2008. This appointment will be submitted to the Supervisory Board for its next meeting on 19 March 2008, in accordance with a resolution of the Chairman’s Committee.
     Mr. Krause was a member of the Management Board of BMW AG, serving as Chief Financial Officer from May 2002 until September 2007 and subsequently responsible for Sales & Marketing.
     Mr. Krause will succeed Anthony di Iorio (64) as Chief Financial Officer of Deutsche Bank AG with effect from Mr. di Iorio’s retirement, which will take place as planned on 1 October 2008.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 13, 2008	By:	/s/ Wittig
		Name:	Arne Wittig
		Title:	General Counsel Germany, Central & Eastern Europe

By:	/s/ M. Otto
	Name:	Mathias Otto
	Title:	Deputy General Counsel Germany, Central & Eastern Europe